Exhibit 6

New Share Subscription Rights Issuance Prospectus

April 2010

Takara Leben CO., LTD.

With respect to the offering (the allotment) of the New Share Subscription Rights for ¥0 (the aggregate amount of ¥4,967,295,300 including the total issue price of the New Share Subscription Rights and the total amount to be paid upon the exercise of the New Share Subscription Rights) contemplated by this Prospectus, Takara Leben CO., LTD. filed a Registration Statement pursuant to Article 5 of the Financial Instrument and Exchange Act on March 5, 2010, as well as the Amendments to the Registration Statements pursuant to Article 7 of the same Act on March 9, 2010 and March 18, 2010, respectively, with the Kanto Local Financial Bureau, and such filings became effective on March 25, 2010.

Supplementary note: The information contained in this Prospectus has been updated after filing the Amendments to the Registration Statements on March 9, 2010 and March 18, 2010.

New Share Subscription Rights Issuance Prospectus

Issue Price: ¥0

Takara Leben CO., LTD.

2-6-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo

Cover

Document submitted:	Registration Statement (including Amendments)

Submitted to:	Director-General of the Kanto Local Finance Bureau

Date of submission:	March 5, 2010 - Filing of Registration Statement March 9, 2010 - Filing of Amendment March 18, 2010 - Filing of Amendment

Company Name (Japanese):	Kabushikigaiha Takara Re-ben

English name:	Takara Leben CO., LTD.

Name and Title of the Representative:	Yoshio Murayama, President and Representative Director

Place of Head Office:	2-6-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo

Telephone Number:	03-5324-8720

Contact:	Tomoya Kitagawa, Office Manager, Marketing Planning Office

Place of Contact:	2-6-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

Telephone Number:	03-5324-8720

Contact:	Tomoya Kitagawa, Office Manager, Marketing Planning Office

Type of securities to be offered:	New share subscription rights

Total amount of the offering:	Allotment price: ¥0 Note: As the subscription rights will be “Allotment without Contribution” pursuant to Article 277 of the Companies Act, issue price of a share subscription right is ¥0.

The total issue price of subscription rights plus the amount upon exercise of such share subscription rights: ¥4,967,295,300

Note:    The total of the issue price of subscription rights plus the amount upon exercise of such subscription rights represents an estimated amount based on the total number of issued shares of the Company (excluding the treasury shares held by the Company) as of March 5, 2010. If the subscription rights are not exercised during the exercise period, the total of the issue price of the subscription rights plus the amount upon exercise of the subscription rights will be decreased.

Stabilization operation:	Not applicable.

Place of General Inspection of Reference Documents:	Kabushiki Kaisha Takara Re-ben, North Kanto Branch (2-272 Sakuragicho, Omiya-ku, Saitama-shi, Saitama) Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

PART I. Securities Information

ITEM 1.	Terms and Conditions of the Offering

1. Subscription Rights to be Issued

(1) Terms and Conditions of the Offering

Number to be issued (Total number of subscription rights)	16,557,651 (See Note 6)

Total amount of issue price	0 yen

Issue price	0 yen

Fee	Not applicable

Unit	Not applicable

Issuance period	Not applicable

Deposit	Not applicable

Agent	Not applicable

Payment date	Not applicable

Allotment date	Not applicable

Place of payment	Not applicable

Notes:	1.	Date of resolution by the Board of Directors

The issuance of the subscription rights (the “Subscription Rights”) was resolved at the meeting of the Board of Directors on March 5, 2010.

	2.	Method of offering

The Subscription Rights shall be issued by the method of “allotment without contribution” pursuant to Article 277 of the Companies Act, whereby one Subscription Right is being allotted per one common share of the Company held by the respective shareholder that are registered or recorded in the Company’s shareholder registry as of the record date (as defined in Note 3 below) (hereinafter, the “Free Allotment”).

	3.	Record date

March 31, 2010

	4.	Allotment ratio

One Subscription Right shall be allotted to one share held by each shareholder.

	5.	Effective date of the Free Allotment (as provided in Article 278 Section 1 (3) of the Companies Act, the same shall apply hereinafter.):

April 1, 2010

	6.	Total number to be issued (total number of the Subscription Rights)

Total number to be issued (total number of the subscription rights) shall be the number of issued shares deducting the number of the Company’s treasury shares as of the record date. The above number is an estimate in accordance with the total number of issued shares of the Company (excluding the number of Company’s treasury shares) as of March 5, 2010.

	7.	Name and address of transfer agent

Japan Securities Depository Center, Inc.

2-1-1 Nihonbashi Kayabacho, Chuo-ku, Tokyo

	8.	Fees, unit, issuance period, deposits, agent, payment date allotment date and place of payment

As the Subscription Rights will be issued pursuant to the method of the Free Allotment as provided in Article 277 of the Companies Act, the Subscription Rights will be granted on the effective date without any procedures or payments. Therefore, the above items relating to procedures or payments are not applicable.

9.	Exercise or transfer of the Subscription Rights by shareholders residing outside Japan

The offering of the Subscription Rights has not been and will not be registered or filed in the jurisdictions other than Japan. Therefore, shareholders residing outside Japan are advised to note that the exercise or transfer of the Subscription Rights may be restricted under the applicable securities laws and other laws (except for the institutional investors who are not subject to such restrictions under the applicable foreign laws).

In particular, this offering of the Subscription Rights is exempted from registration under Rule 801 of the U.S. Securities Act of 1933, as amended (the “Act”). Accordingly when the Subscription Right is allotted to a U.S. resident, Rule 801 prohibits the transfer of such allotted Subscription Rights other than through transactions conducted pursuant to Regulation S under the Act.

(2) Details of the Subscription Rights

Type of shares underlying the Subscription Rights	Common shares of the Company Standard shares of the Company with no restrictions on the rights thereof. Number of shares for one share unit is 100.

Number of shares underlying the Subscription Rights

16,557,651

Total number of the shares to be issued upon exercise of the Subscription Rights is an estimate based on the number of issued shares of the Company as of March 5, 2010 (excluding the number of the Company’s treasury shares). (Number of the underlying shares per one Subscription Right shall be one.)

Amount to be paid upon exercise of the Subscription Rights	The value of the property to be contributed upon exercise of one Subscription Right shall be 300 yen.

Total issue price of the shares to be issued upon exercise of the Subscription Rights

4,967,295,300 yen

Total issue price of the shares to be issued upon exercise of the Subscription Rights is an estimate based on the total number of issued shares of the Company as of March 5, 2010 (excluding the number of the Company’s treasury shares).

Issue price and amount of capital to be increased upon exercise of the Subscription Rights

1.      Issue price of a common share of the Company to be issued upon exercise of the Subscription Rights shall be 300 yen.

2.      Amount of capital and capital reserves that will be increased upon exercise of the Subscription Rights:

The amount of capital that will be increased upon exercise of the Subscription Rights shall be equivalent to one half of the maximum amount of capital increase in accordance with Article 17 Section 1 of the Corporate Calculation Regulations, and any fraction of less than one yen shall be rounded up to the nearest one yen. The amount of capital reserve to be increased shall be the maximum amount of capital increase minus the amount of increased capital.

Exercise period of Subscription Rights	From May 6, 2010 to May 31, 2010

Place, agent and payment procedures for the exercise of the Subscription Rights

1.      Exercise agent

Administrator of Shareholder Registry: The Chuo Mitsui Trust and Banking Company, Limited, Head Office

2.      Notification agent

Not applicable.

3.      Payment handling bank

Sumitomo Mitsui Banking Corporation, Chiyoda Sales Division

4.      Methods of exercise and payment for the Subscription Rights

(1)    A holder of the Subscription Rights (the “Holder”) who intends to exercise the Subscription Rights may submit such exercise request and make payments to the Agent (a transfer agent or an account management agent with which the Holder may open an account for transfer of the Subscription Rights.)

(2)    Those who notify their intent to exercise the Subscription Rights to the Agent may not withdraw the exercise request thereafter.

Conditions for the exercise of the Subscription Rights	No partial exercise of each Subscription Rights shall be permissible.

Grounds and conditions for acquisition of Company’s own Subscription Rights	There is no acquisition clause in the terms of the Subscription Rights, provided, however, that the Company may acquire the Subscription Rights at its discretion.

Transfer of the Subscription Rights	The Company’s approval is not required for transfer of the Subscription Rights. (This is not deemed as one of the events provided in Article 236 Section 1 (6) of the Companies Act.)

Substitute payment	Not applicable

Subscription Rights issuance pertaining to reorganization	Not applicable

Notes:	1.	Application of the laws relating to Book-Entry Transfer of Company Bonds and Shares.

Each and all of the Subscription Rights are subject to the Article 163 of the Act on Book-Entry Transfer of Company Bonds, etc. (Law No. 75, 2001, including the amendments thereto. Hereinafter, “Act on Transfer of Company Bonds”), and the certificates for the Share Subscription Rights may not be issued, except for such cases provided by Article 164 Section 2 of the Act on Transfer of Company Bonds. Handling of the Share Subscription Rights must be pursuant to the operation rules and other rules concerning transfer of shares of the transfer agents.

	2.	Effective date of request for exercise of the Subscription Rights

Request for exercise of the Subscription Rights shall become effective on the day on which the notice of such request has reached the exercise agent.

	3.	The period for exercising the Subscription Rights will be from Thursday, May 6, 2010 through Monday, May 31, 2010, and the request for exercising the Subscription Rights becomes effective when the notice of such request reaches to the exercise agent. In order to effectively exercise the Subscription Rights, such notice must be accepted by the exercise agent as well as the necessary payments has to be confirmed by Monday, May 31, 2010.

In a typical processing schedule handled by an account management institution (a member of Japan Securities Depository Center, Inc., the “JASDEC”), it is presumed that exercising the Subscription Rights will be handled by the exercise agent on the next business day after the holder of the Subscription Rights submitted the exercise request and made the necessary payments to their account management institution. Under such schedule, if the exercise request is submitted or the payment was made on the last day of the exercise period, the exercise request will not be received by the exercise agent within the exercise period so that the exercise request for the Subscription Rights may not be effective. In order to effectively exercise the Subscription Rights within the exercise period, holders of the Subscription Rights must deliver the exercise request and make the payments to their account management institution (a JASDEC member) during the business hours on Friday, May 28, 2010, as the latest. However, the period for accepting the exercise request submitted by the holders of the Subscription Rights may vary for each account management institution (In addition, if you submit the exercise request to your account management institution that is not a participant of JASDEC (indirect account management institutions), your account management institution must deliver your exercise request to a JASDEC participant account management institution, and such procedures may take longer time than submitting the exercise request directly to a JASDEC participant account management institution.) Therefore, it is necessary for a holder of the Subscription Rights to directly inquire with his/her account management institution.

If all or a part of the Subscription Rights allotted to the shareholder is not exercised during the exercise period, such Subscription Rights will lapse, and the holder of such Subscription Rights may not mitigate the impact of dilution to the common shares of the Company by exercising or selling the Subscription Rights.

	4.	Method of delivery of shares

The Company shall, after the exercise request has become effective, deliver shares to the holder of the Subscription Rights by recording an increase in transfer account registry at the transfer agent or account management institution designated by such holder of the Subscription Rights.

5.	The Subscription Rights will be listed on Tokyo Stock Exchange from April 1, 2010 to May 25, 2010. The Subscription Rights may be traded at Tokyo Stock Exchange from April 1, 2010 through May 24, 2010 (the day before delisting). Such transactions may also be conducted off the Tokyo Stock Exchange pursuant to the related laws and other regulations. The transactions should be conducted by transfers between transfer accounts at transfer agent or account management institution in accordance with the Act on Transfer of Company Bonds. The Company plans to file its earning release (including the summaries of Company’s consolidated business, unaudited consolidated balance sheets, consolidated statement of income as well as consolidated cash flow statements) for the year ended March 31, 2010 with the Tokyo Stock Exchange on or around Monday, May 10, 2010.

6.	Tax

With respect to the tax treatment of the Subscription Rights, the Company understands as follows. However, with respect to the tax treatment and the treatment of the securities account, each shareholder and those who hold the Subscription Right shall, at their own risk, confirm with their certified tax accountant and the like and the securities companies.

The Subscription Rights shall be recorded under the general account of the transfer account registry, no matter the Company’s common shares held by the shareholder are recorded in the special account or general account of the transfer account registry.

The Company’s common shares delivered upon exercise of the Subscription Rights recorded in the special account of the transfer account registry shall be recorded in the special account of the transfer account registry, while the Company’s common shares delivered upon exercise of the Subscription Rights recorded in the general account of the transfer account registry shall be recorded in the general account of the transfer account registry.

(3) Underwriting for the Subscription Rights

Not applicable.

Subscription Rights that were not exercised during the exercise period (hereinafter, the “Unexercised Subscription Rights”) shall lapse at the expiration of the exercise period, and shall not be acquired or exercised in whole by the issuer or by a financial instruments operator.

2. Use of the proceeds

(1) Amount of the proceeds from the new issuance

Total amount of payment (yen)	Estimated expenses of issuance (yen)	Estimated net proceeds (yen)
4,967,295,300	270,000,000	4,697,295,300

Notes:	1.	The “total amount of payment” above represents a total of the amounts to be paid upon exercise of the Subscription Rights (4,697,295,300 yen), and it is an estimate based on the total number of issued shares of the Company as of March 5, 2010 (excluding the number of the Company’s treasury shares).
	2.	Consumption taxes are not included in the estimated expenses of issuance.
	3.	In the case where the Subscription Rights are not exercised during the exercise period, above total amount of payment, estimated expenses of issuance and estimated net proceeds will be decreased.

(2) Use of the proceeds

All of the above estimated net balance of ¥4,697,295,300 will be used to acquire real properties including used real properties and condominiums under construction for the business of sale of newly built condominium, renewal business (resale of used condominiums) and resale business (resale of acquired condominiums) for the fiscal year ended December 31, 2011.

If the amount of the estimated net proceeds does not reach the above amount, the above acquisition plan will be conducted by using the cash reserves of the Company or obtaining bank loans. However, adopting such alternative fund procurement methods may result in a deterioration of the indicators of the Company’s financial stability such as the increase of the cost of fund procurement and the increase of the interest-bearing debts.

ITEM 2.	Terms and Conditions of the Secondary Offering

Not applicable.

ITEM 3.	Special Remarks for Third-Party Allotment

Not applicable.

PART II. Information concerning Tender Offer

Not applicable.

PART III. Reference Information

ITEM 1.	Reference Documents

Please refer to the documents listed below for the Company’s profile, businesses and other matters provided in Article 5 Section 1 (2) of the Financial Instruments and Exchange Act:

1. Annual Report and its attachments

The 37th annual report for the fiscal year ended March 31, 2009 submitted to Director-General of the Kanto Local Finance Bureau on June 23, 2009.

2. Quarterly Report

The first quarterly period of the 38th term for the three months ended June 30, 2009 submitted to Director-General of Kanto Local Finance Bureau on August 7, 2009.

3. Quarterly Report or Semiannual Report

The second quarterly period of the 38th term for the three months ended September 30, 2009 submitted to Director-General of Kanto Local Finance Bureau on November 13, 2009.

4. Quarterly Report or Semiannual Report

The third quarterly period of the 38th term for the hree months ended December 31, 2009 submitted to Director-General of Kanto Local Finance Bureau on February 12, 2010.

5. Amendment

Amendment (Amendment to the Quarterly Report as stated in 2. above) submitted to Director-General of Kanto Local Finance Bureau on August 18, 2009.

ITEM 2.	Supplemental Information to the Reference Documents

Since the date of filing of the above Annual Report through the date of filing of the Registration Statement (March 5, 2010), changes and other matters subsequently occurred pertaining to the “PART I. CORPORATE INFORMATION, ITEM 2 Business Overview, 4 Risk Factors” are as follows. Changes are stated with              underlines.

“Risk Factors” below includes certain forward-looking statements that were made by the Company as of the date of fling of this Registration Statement (March 5, 2010). Also the forward-looking statements stated in the above Annual Report has not been changed as of the date of filing of the Registration Statement (March 5, 2010), except for those described in the “Risk Factors” stated below, as well as those in the above Quarterly Reports.

Risks Factors

(Before changes)

(14)	Factors Having Significant Impacts on the Management of the Company

Factors having significant impacts on the management of the Company in the current consolidated fiscal year include the posting of significant operating loss, ordinary loss, net loss, a decrease in capital ratio and drastic deterioration of cash position. Such situations would raise serious doubts concerning continuing operation of the Company.

Business environment surrounding the Takara Leben Group (the “Group”) faced a major turning point in which the real estate market shrank at a stretch as a result of seriously diminished liquidity of investment property, following the drastic changes in the fundraising environment for the real estate market players caused by the global financial turmoil and credit crunch.

Under such radical transformation of the external environment, the Group faced pressure to continue its sales activities while struggling to maintain profitability as well as to stabilize the financial ground by recovering investment funds as soon as possible. Furthermore, we revaluated the currently held assets in light of the uncertain market. As a result, we recorded unrealized loss of ¥10,448 million in inventories under cost of sales, and impairment loss of ¥1,810 million under extraordinary losses in the business results for the fiscal year ended March 31, 2009. That resulted in operating loss of ¥8,751 million, ordinary loss of ¥9,787 million and net loss of ¥12,471 million for the same consolidated fiscal year.

Cash flows generated from operating activities for the current consolidated fiscal year were ¥6,653 million, while cash outflows in the financing activities were ¥11,671 million, resulting in a decrease of ¥9,162 million in cash and cash equivalents compared with the previous consolidated fiscal year. As a result, cash and cash equivalents as of the end of the current consolidated fiscal year were ¥3,733 million, posing a drastic fall. Under these circumstances, we are convinced that the top priority for the Group is fund raising. At present, the Group receives loans constantly from the major financial institutions as operating funds and project funds. However, in the event that any significant revisions should be made to the terms and conditions of such fund raising, or major changes should occur in the financial environment, there will be a possibility that such changes will affect the business performance and financial conditions of the Group. Furthermore, if the current situation of the real property prices continue at the bottom and the sign of recovery of the financial market remains unclear, there is a possibility that we must change significantly the business plan pertaining to some projects, which may result in difficulties in the repayment of loans relevant to such projects in accordance with the initial terms and conditions.

(After changes)

(14)	Factors Having Significant Impacts on the Management of the Company

For the fiscal year ended March 31, 2009, on consolidated basis, the operating loss was ¥8,751 million, ordinary loss was ¥9,787 million and the net loss was ¥12,471 million, while cash outflows in the financing activities were ¥11,671 million, resulting in the cash and cash equivalents as of the end of the current consolidated fiscal year were ¥3,733 million, leading to a fall in capital ratio and drastic deterioration of cash position compared to those of the previous fiscal year. Such situations would raise serious doubts concerning continuing operation of the Company.

Under such circumstances, the Group aggressively promoted “Building Project” to resolve above situations, and cut interest-bearing liabilities by reducing inventories through accelerated sales of completed inventory properties based on the appropriate pricing reflecting the market conditions. Furthermore, we focused on financial stability by improving efficiency and profitability through restructure of the business strategies including promotion of resale business. Concurrently, we have reinforced our organizational impetus by defining clearly the roles, responsibilities and authority within the Company and the Group.

In addition, we implemented measures to optimize the personnel allocation and consolidation of business bases including relocation of offices, and to cut down selling, general and administrative expenses including reducing directors’ compensation.

As a result, net income for the nine months ended March 31, 2011 reached ¥1,832 million, turning significantly profitable. This was accomplished by the fact that sales of the real properties in the resale and renovation businesses grew steadily, discounts of the real property were limited to a great extent, and a reduction in selling, general and administrative expenses progressed faster than expected. Capital ratio rose to 14.2%, a recovery of 5.2 points from the end of the previous fiscal year, which substantially relieved the doubts concerning continuing operation of the Company.

However, given the continued uncertainty of the business environment surrounding the real estate industry, we recognize that the Group is not completely out of crisis as cash position has not at all recovered to a level in which we can rest in optimism, even though we expect a dramatic improvement in earnings for the fiscal year ended March 31, 2011. Therefore, if the Subscription Rights contemplated by this Prospectus are not exercised, if there are any significant changes to the terms and conditions of operation fund raising or project fund raising from the major financial institutions, or if there are significant changes to the financial environment, there will be a possibility that such changes will affect the business performance and financial conditions of the Group. Furthermore, if the current real property prices remain at the bottom and the sign of recovery of the financial market remains unclear, there is a possibility that we must change significantly the business plan pertaining to some projects, which may result in difficulties in the repayment of loans relating to such projects in accordance with the initial terms and conditions.

ITEM 3.	Place for General Inspection of Reference Documents

Takara Leben CO. LTD. Head Office

(2-6-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo)

Takara Leben CO., LTD, North Kanto Branch,

2-272 Sakuragicho, Omiya-ku, Saitama-shi, Saitama

Tokyo Stock Exchange, Inc.

(2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo)

PART IV. Information on Guarantor of the Company

Not applicable.

PART V. Special Information

Not applicable.

Document indicating the qualification of using “reference” filing

Company Name: Takara Leben CO., LTD.

Name and Title of Representative: President and Representative Director Yoshio Murayama

1 The Company has filed the Annual Report for one year.

2 The Stock issued by the Company has been listed on the Tokyo Stock Exchange.

3 The total trading value of the Company’s issued and outstanding stock on the financial instrument market for the 3 years before the calculation record date (October 31, 2009) divided by 3 exceeds 10 billion yen, and the average total market value exceeds 10 billion yen for 3 years.

(1) The total trading value divided by 3                    36,158 million yen

(2) The average total market value for 3 years         10,682 million yen

(References)

(Total Market Value as of October 31, 2007)

Closing Price at Tokyo Stock Exchange		Number of issued and outstanding shares
1,010 yen	×	17,540,333 shares	=	17,715 million yen

(Total Market Value as of October 31, 2008)

Closing Price at Tokyo Stock Exchange		Number of issued and outstanding share
226 yen	×	17,540,333 shares	=	3,964 million yen

(Total Market Value as of October 30, 2009)

Closing Price at Tokyo Stock Exchange		Number of issued and outstanding share
591 yen	×	17,540,333 shares	=	10,366 million yen

(Note)	As the market was closed on October 31, 2009, the closing price as of October 30, 2009 at Tokyo Stock Exchange was utilized in the calculation.

Overview of Business of the Company and Changes in the Principal Financial Data

1. Description of Business

As of March 5, 2010. the Group is comprised of Takara Leben CO., LTD., four consolidated subsidiaries and one affiliate, and engages in the real estate business in Tokyo, Saitama, Chiba and Kanagawa prefectures.

Takara Leben CO., LTD.’s business includes the development, planning and sales of its mainstay “Leben Heim” condominiums and single unit houses.

Leben Community Co., Ltd. provides comprehensive condominium management services.

Tafuko Co., Ltd. provides bridge financing services for approved housing loan borrowers to obtain bridge financing while they wait for the disbursement of the loans.

Takara Live Net Co., Ltd. provides agency services for condominium and other property sales and resale of used condominium.

Marunouchi Collection Servicer Co., Ltd. provides claims collection services pursuant to the Law on Special Measures Concerning the Claims Collection Business.

The equity affiliate AS Partners Co., Ltd. operates nursing care homes for seniors.

(1) Real estate sale business

Takara Leben CO., LTD. is engaged in the development, planning and sales of its mainstay “Leben Heim” serious condominiums in the metropolitan area (Tokyo, Saitama prefecture, Chiba prefecture, and Kanagawa prefecture).

(2) Real estate rental business

Takara Leben CO., LTD. owns rental apartments and condominiums, as well as commercial stores and offices for rent mainly in the Tokyo and Saitama prefectures.

(3) Real estate management business

Leben Community Co., Ltd., which is a consolidated subsidiary, provides comprehensive management services, such as cleaning services for condominiums, security and other services.

(4) Bridge financing services

Tafuko Co., Ltd., which is a consolidated subsidiary, provides bridge financing services for approved housing loan borrowers to obtain bridge financing while they wait for the disbursement of housing loans.

(5) Claims collection services

Marunouchi Collection Servicer Co., Ltd., which is a consolidated subsidiary, provides claims collection services pursuant to the Law on Special Measures Concerning the Claims Collection Business.

(6) Nursing care business

AS Partners Co., Ltd., which is an equity affiliate, operates nursing care homes for seniors.

(7) Other businesses

The Group is also engaged in additional businesses other than the ones mentioned above, such as sales commissions from acting as a selling agent.

A systematic diagram of the Group’s businesses is shown on the next page.

2. Changes in Principal Financial Data

(1) Consolidated Financial Data

Year ended as of March 31,	2005	2006	2007	2008	2009
Sales (Millions of yen)	54,039	57,157	58,007	64,778	57,652
Ordinary income (loss) (Millions of yen)	3,272	5,352	5,626	6,205	(9,787)
Net income (loss) (Millions of yen)	1,760	2,620	3,157	3,506	(12,471)
Net assets (Millions of yen)	9,849	14,082	16,577	19,318	6,420
Total assets (Millions of yen)	53,999	65,104	82,635	99,842	71,486
Net assets per share (Yen)	659.82	839.12	988.59	1,166.76	387.80
Net income (loss) per share: Basic (Yen)	111.33	169.33	187.77	210.34	(753.21)
Net income (loss) per share: Diluted (Yen)	99.45	146.45	182.80	209.03	—
Shareholders’ equity ratio (%)	18.2	21.6	20.1	19.3	9.0
Return on shareholders’ equity (%)	18.8	21.9	20.6	19.5	—
Price to earnings ratio (Times)	8.7	10.6	8.9	2.6	—
Net cash provided by operating activities (Millions of yen)	(1,841)	3,513	(17,848)	(1,841)	6,653
Net cash provided by investing activities (Millions of yen)	(1,207)	(3,890)	(6,431)	(7,615)	(4,144)
Net cash provided by financing activities (Millions of yen)	4,421	3,422	17,383	12,584	(11,671)
Cash and cash equivalents at the end of year (Millions of yen)	13,529	16,664	9,768	12,896	3,733
Number of employees (including outsourced and temporary employees) (Persons)	253 (84)	345 (112)	417 (143)	486 (166)	333 (125)

(Notes)	1.	Consumption taxes and other taxes are excluded from sales.
	2.	Diluted net income per share for the year ended March 31, 2009 is not presented because there was a net loss per share and there were no dilutive shares.
	3.	The Accounting Standard Board Statement (“ASB Statement”) No. 5— “Accounting Standards for Presentation of Net Assets in the Balance Sheet” and the Accounting Standard Board Guidance (“ASB Guidance”) No. 8— “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” were adopted beginning from the year ended March 31, 2007.

(2) Non-consolidated Financial Data

Year ended as of March 31,	2005	2006	2007	2008	2009
Sales (Millions of yen)	53,010	54,907	54,614	58,256	52,388
Ordinary income (loss) (Millions of yen)	3,214	5,138	5,487	5,838	(10,311)
Net income (loss) (Millions of yen)	1,730	2,497	3,111	3,301	(12,817)
Capital stock (Millions of yen)	1,399	2,116	2,270	2,442	2,442
Issued shares (Shares)	15,500,000	16,902,998	17,203,091	17,540,333	17,540,333
Net assets (Millions of yen)	9,650	13,766	16,221	18,758	5,487
Total assets (Millions of yen)	53,305	63,703	80,036	96,565	69,349
Net assets per share (Millions of yen)	646.73	820.56	967.36	1,132.91	331.40
Dividend per share (Of which, interim dividend per share) (Yen)	17.50 (7.50)	20.00 (10.00)	22.00 (11.00)	24.00 (12.00)	12.00 (12.00)
Net income (loss) per share: Basic (Yen)	109.66	161.68	185.05	198.07	(774.13)
Net income (loss) per share: Diluted (Yen)	97.95	139.84	180.15	196.84	—
Shareholders’ equity ratio (%)	18.1	21.6	20.3	19.4	7.9
Return on shareholders’ equity (%)	18.8	21.3	20.8	18.9	—
Price to earnings ratio (Times)	8.8	11.1	9.0	2.7	—
Dividend payout ratio (%)	16.0	12.4	11.9	12.1	—
Number of employees (including outsourced and temporary employees) (Persons)	192 (70)	231 (52)	215 (45)	218 (38)	200 (19)

Note)	1.	Consumption taxes and other taxes are excluded from sales.
	2.	Diluted net income per share for the year ended March 31, 2009 is not presented because there was a net loss per share and there were no dilutive shares.
	3.	The annual dividend per share of 17.5 yen and the interim dividend per share of 7.5 yen for the year ended March 31, 2005 include a commemorative dividend of 2.5 yen relating to the listing on the First Section of the Tokyo Stock Exchange.